Exhibit 12

STATEMENT REGARDING COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS/DEFICIENCIES TO FIXED CHARGES

(dollars in thousands)

		Fiscal Year Ended December 31,
	Three Months ended March 31, 2013	2012	2011	2010	2009	2008

Earnings (loss):
Pre-tax loss from continuing operations before adjustment for loss from equity investee	$(9,575)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)
add: Fixed charges (see below)	242	1,188	1,207	1,207	712	1,115

Pre-tax loss from continuing operations before adjustment for income/loss from equity investees plus fixed charges	$(9,333)	$(110,876)	$(52,937)	$(34,155)	$(41,386)	$(15,125)

Fixed charges:
Interest expense on indebtedness	$—	$—	$—	$—	$—	$872
Interest expense on portion of rent expense representative of interest	242	1,188	1,207	1,207	712	243

Total fixed charges	$242	$1,188	$1,207	$1,207	$712	$1,115

Ratio of earnings to fixed charges	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(9,575)	$(112,064)	$(54,144)	$(35,362)	$(42,098)	$(16,240)